FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 20, 2005

Commonwealth Bank of Australia

ACN 123 123 124
(Registrant’s Name)

Level 2
48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in the Exhibit to this Form 6-K shall be incorporated by reference into the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-11964 and 333-11928), as such prospectus may be amended or supplemented from time to time.

Documents Furnished by the Registrant

Exhibit No.	Description
1.	Profit announcement for the half-year ended December 31, 2004 first released February 9, 2005, prepared for filing with the U.S. Securities and Exchange Commission in connection with the shelf registration statement of Commonwealth Bank of Australia

SIGNATURES
INDEX TO EXHIBIT
EX-99.1: PROFIT ANNOUNCEMENT

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COMMONWEALTH BANK OF AUSTRALIA
By:	/s/ John Damien Hatton
	Name:	John Damien Hatton
	Title:	Company Secretary
	Date:	20 July, 2005

INDEX TO EXHIBIT

Exhibit No.	Description
1.	Profit announcement for the half-year ended December 31, 2004 first released February 9, 2005, prepared for filing with the U.S. Securities and Exchange Commission in connection with the shelf registration statement of Commonwealth Bank of Australia